EXHIBIT 99.2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of U.S. dollars) - unaudited

	July 3, 2022	January 2, 2022
Current assets:
Cash and cash equivalents	$73,666	$179,246
Trade accounts receivable (note 4)	460,771	329,967
Inventories (note 5)	971,024	774,358
Prepaid expenses, deposits and other current assets	129,075	163,662
Total current assets	1,634,536	1,447,233
Non-current assets:
Property, plant and equipment	1,029,744	985,073
Right-of-use assets	90,622	92,447
Intangible assets	300,129	306,630
Goodwill	283,815	283,815
Deferred income taxes	13,680	17,726
Other non-current assets	2,728	3,758
Total non-current assets	1,720,718	1,689,449
Total assets	$3,355,254	$3,136,682
Current liabilities:
Accounts payable and accrued liabilities	$504,667	$440,401
Income taxes payable	5,778	7,912
Current portion of lease obligations (note 8(d))	14,598	15,290
Total current liabilities	525,043	463,603
Non-current liabilities:
Long-term debt (note 6)	815,000	600,000
Lease obligations (note 8(d))	92,020	93,812
Other non-current liabilities	59,998	59,862
Total non-current liabilities	967,018	753,674
Total liabilities	1,492,061	1,217,277
Equity:
Share capital	189,172	191,732
Contributed surplus	67,985	58,128
Retained earnings	1,537,447	1,604,736
Accumulated other comprehensive income	68,589	64,809
Total equity attributable to shareholders of the Company	1,863,193	1,919,405
Total liabilities and equity	$3,355,254	$3,136,682

See accompanying notes to unaudited condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS

AND COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Six months ended
	July 3, 2022	July 4, 2021	July 3, 2022	July 4, 2021
Net sales (note 14)	$895,581	$747,153	$1,670,452	$1,336,738
Cost of sales (note 8(e))	630,596	506,380	1,165,034	907,451
Gross profit	264,985	240,773	505,418	429,287
Selling, general and administrative expenses	88,380	79,674	168,893	153,060
Impairment (Reversal of impairment) of trade accounts receivable (note 4)	1,051	(166)	1,547	(339)
Restructuring and acquisition-related costs (recovery) (note 7)	1,594	1,615	(1,200)	3,080
Operating income	173,960	159,650	336,178	273,486
Financial expenses, net (note 8(b))	7,350	6,502	14,364	17,350
Earnings before income taxes	166,610	153,148	321,814	256,136
Income tax expense	8,369	6,706	17,210	11,153
Net earnings	158,241	146,442	304,604	244,983
Other comprehensive (loss) income, net of related income taxes (note 10):
Cash flow hedges	(19,406)	11,326	3,780	11,425
Comprehensive income	$138,835	$157,768	$308,384	$256,408
Earnings per share (note 11):
Basic	$0.85	$0.74	$1.63	$1.23
Diluted	$0.85	$0.74	$1.62	$1.23

See accompanying notes to unaudited condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Six months ended July 3, 2022 and July 4, 2021

(in thousands or thousands of U.S. dollars) - unaudited

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
	Number	Amount
Balance, January 2, 2022	192,267	$191,732	$58,128	$64,809	$1,604,736	$1,919,405
Share-based compensation	–	–	15,651	–	–	15,651
Shares issued under employee share purchase plan	21	761	–	–	–	761
Shares issued pursuant to exercise of stock options	43	1,343	(327)	–	–	1,016
Shares issued or distributed pursuant to vesting of restricted share units	150	4,255	(8,319)	–	–	(4,064)
Shares repurchased for cancellation	(8,697)	(8,803)	–	–	(302,927)	(311,730)
Share repurchases for settlement of non-Treasury RSUs	(148)	(116)	–	–	(5,593)	(5,709)
Deferred compensation to be settled in non-Treasury RSUs	–	–	2,110	–	–	2,110
Dividends declared	–	–	742	–	(63,373)	(62,631)
Transactions with shareholders of the Company recognized directly in equity	(8,631)	(2,560)	9,857	–	(371,893)	(364,596)
Cash flow hedges (note 10)	–	–	–	3,780	–	3,780
Net earnings	–	–	–	–	304,604	304,604
Comprehensive income	–	–	–	3,780	304,604	308,384
Balance, July 3, 2022	183,636	$189,172	$67,985	$68,589	$1,537,447	$1,863,193
Balance, January 3, 2021	198,407	$183,938	$24,936	$(9,038)	$1,359,061	$1,558,897
Share-based compensation	–	–	16,410	–	–	16,410
Shares issued under employee share purchase plan	23	682	–	–	–	682
Shares issued pursuant to exercise of stock options	83	2,727	(639)	–	–	2,088
Shares issued or distributed pursuant to vesting of restricted share units	66	1,978	(3,549)	–	–	(1,571)
Share repurchases for settlement of non-Treasury RSUs	(65)	(47)	–	–	(1,710)	(1,757)
Deferred compensation to be settled in non-Treasury RSUs	–	–	2,197	–	–	2,197
Dividends declared	–	–	315	–	(30,618)	(30,303)
Transactions with shareholders of the Company recognized directly in equity	107	5,340	14,734	–	(32,328)	(12,254)
Cash flow hedges (note 10)	–	–	–	11,425	–	11,425
Net earnings	–	–	–	–	244,983	244,983
Comprehensive income	–	–	–	11,425	244,983	256,408
Balance, July 4, 2021	198,514	$189,278	$39,670	$2,387	$1,571,716	$1,803,051

See accompanying notes to unaudited condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars) - unaudited

	Three months ended		Six months ended
	July 3, 2022	July 4, 2021	July 3, 2022	July 4, 2021
Cash flows from (used in) operating activities:
Net earnings	$158,241	$146,442	$304,604	$244,983
Adjustments for:
Depreciation and amortization (note 8(a))	32,288	35,868	65,744	71,494
Non-cash restructuring costs (gains) related to property, plant and equipment, right-of-use assets, and computer software (note 7)	1,143	428	(2,734)	183
Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to inventory and net earnings	36,394	(3,864)	37,673	(7,848)
Insurance recovery gain, net of loss on disposal of property, plant and equipment	(3,849)	(12,731)	(6,214)	(20,316)
Share-based compensation	8,301	8,690	15,721	16,476
Other (note 12(a))	1,540	4,026	4,110	(1,844)
Changes in non-cash working capital balances (note 12(c))	(24,320)	21,460	(260,631)	(82,214)
Cash flows from operating activities	209,738	200,319	158,273	220,914

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment(1)	(49,010)	(29,259)	(81,091)	(42,011)
Purchase of intangible assets	(1,199)	(888)	(3,108)	(1,171)
Proceeds from insurance related to property, plant and equipment (PP&E) and other disposals of PP&E(1)	(53)	38,178	(55)	68,178
Cash flows (used in) from investing activities	(50,262)	8,031	(84,254)	24,996

Cash flows from (used in) financing activities:
(Decrease) Increase in amounts drawn under long-term bank credit facility	(30,000)	–	215,000	–
Payment of term loan	–	(400,000)	–	(400,000)
Payment of lease obligations	(4,489)	(4,021)	(9,121)	(9,012)
Dividends paid	(62,631)	(30,303)	(62,631)	(30,303)
Proceeds from the issuance of shares	393	2,421	1,707	2,704
Repurchase and cancellation of shares	(109,522)	–	(314,175)	–
Share repurchases for settlement of non-Treasury RSUs	–	–	(5,709)	(1,757)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	–	(1,571)	(4,064)	(1,571)
Cash flows used in financing activities	(206,249)	(433,474)	(178,993)	(439,939)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(1,136)	(57)	(606)	(380)
Decrease in cash and cash equivalents during the period	(47,909)	(225,181)	(105,580)	(194,409)
Cash and cash equivalents, beginning of period	121,575	536,036	179,246	505,264
Cash and cash equivalents, end of period	$73,666	$310,855	$73,666	$310,855

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$4,543	$4,254	$10,653	$13,486
Income taxes, net of refunds	14,029	1,686	15,606	1,843

(1) The Company restated comparative figures to conform to the current period's presentation by reclassifying $1.6 million from proceeds from insurance related to property, plant and equipment (PP&E) and other disposals of PP&E, to purchase of property, plant and equipment, for a net impact of nil on total cash flows (used in) from investing activities.

Supplemental disclosure of cash flow information (note 12).

See accompanying notes to unaudited condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended July 3, 2022

(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, hosiery, and underwear. The Company’s fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These unaudited condensed interim consolidated financial statements are as at and for the three and six months ended July 3, 2022 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a) Statement of compliance:

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s fiscal 2021 audited consolidated financial statements. The Company applied the same accounting policies in the preparation of these unaudited condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements.

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on August 3, 2022.

(b) Seasonality of the business:

The Company’s net sales are subject to seasonal variations. Net sales have historically been higher during the second and third quarters.

(c) Operating segments:

The Company manages its business on the basis of one reportable operating segment.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Amendments to IAS 1, Presentation of Financial Statements

On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted. These amendments are subject to future developments. Certain application issues resulting from the 2020 amendments were raised with the Board, which resulted in the Board publishing exposure draft ED/2021/9 Non-current Liabilities with Covenants in November 2021. Further amendments to IAS 1 are proposed as well as a deferral of the effective date of the 2020 amendments to no earlier than January 1, 2024. The exposure draft was open for comment until March 21, 2022.The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information

In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:

–	Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
–	Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.

The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

Amendments to IAS 8, Definition of Accounting Estimates

In February 2021, the IASB amended IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

Amendments to IAS 12, Deferred Tax related to Assets and Liabilities arising from a Single Transaction

On May 7, 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. The amendments are effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4. TRADE ACCOUNTS RECEIVABLE:

	July 3, 2022	January 2, 2022
Trade accounts receivable	$476,088	$343,671
Allowance for expected credit losses	(15,317)	(13,704)
	$460,771	$329,967

As at July 3, 2022, trade accounts receivables being serviced under a receivables purchase agreement amounted to $110.7 million (January 2, 2022 - $144.9 million). The receivables purchase agreement, which allows for the sale of a maximum of $225 million of accounts receivables at any one time, expires on June 19, 2023, subject to annual extensions. The Company retains servicing responsibilities, including collection, for these trade receivables but has not retained any credit risk with respect to any trade receivables that have been sold. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was $0.9 million (2021 - $0.4 million) and $1.3 million (2021 - $0.8 million), respectively for the three and six months ended July 3, 2022, and was recorded in bank and other financial charges.

The movement in the allowance for expected credit losses in respect of trade receivables was as follows:

	Three months ended		Six months ended
	July 3, 2022	July 4, 2021	July 3, 2022	July 4, 2021
Allowance for expected credit losses, beginning of period	$(14,315)	$(18,959)	$(13,704)	$(18,994)
(Impairment) Reversal of impairment of trade accounts receivable	(1,051)	166	(1,547)	339
Write-off (Recoveries) of trade accounts receivable	49	298	(66)	160
Allowance for expected credit losses, end of period	$(15,317)	$(18,495)	$(15,317)	$(18,495)

5. INVENTORIES:

	July 3, 2022	January 2, 2022
Raw materials and spare parts inventories	$214,212	$183,065
Work in progress	78,973	53,482
Finished goods	677,839	537,811
	$971,024	$774,358

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6. LONG-TERM DEBT:

		Principal amount
	Effective interest rate(1)	July 3, 2022	January 2, 2022	Maturity date
Revolving long-term bank credit facility, interest at variable U.S. interest rate(2)(3)	1.7%	$215,000	$–	March 2027
Term loan, interest at variable U.S. interest rate, payable monthly(2)(4)	2.3%	300,000	300,000	June 2026
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(5)	2.7%	100,000	100,000	August 2023
Notes payable, interest at Adjusted LIBOR plus a spread of 1.53%, payable quarterly(5)	2.7%	50,000	50,000	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(5)	2.9%	100,000	100,000	August 2026
Notes payable, interest at Adjusted LIBOR plus a spread of 1.57%, payable quarterly(5)	2.9%	50,000	50,000	August 2026
		$815,000	$600,000
(1)	Represents the annualized effective interest rate for the six months ended July 3, 2022, including the cash impact of interest rate swaps, where applicable.
(2)	SOFR advances at Adjusted Term SOFR (includes a 0% to 0.25% reference rate adjustment) plus a spread ranging from 1% to 3%.
(3)	The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the Adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $41.2 million (January 2, 2022 - $51.1 million) has been committed against this facility to cover various letters of credit.
(4)	The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the Adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments).
(5)	The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

On April 20, 2021, the Company fully repaid its $400 million unsecured two-year term loan which was due on April 6, 2022. In June 2021, the Company amended its unsecured term loan of $300 million to extend the maturity date from April 2025 to June 2026.

On March 25, 2022, the Company amended and extended its unsecured revolving long-term bank credit facility of $1 billion to March 2027. As part of the amendment, LIBOR references were replaced with Term Secured Overnight Financing Rate (‘‘Term SOFR’’) and the revolving facility includes a sustainability-linked loan ("SLL") structure, whereby its applicable margins are adjusted upon achievement of certain sustainability targets, commencing in 2023. Revolving facility advances made prior to these amendments continue to apply LIBOR rates until the end of their term.

On March 25, 2022, the Company amended its $300 million term loan to replace LIBOR references by Term SOFR references.

On June 30, 2022, the Company amended its notes purchase agreement to include LIBOR fallback provisions to replace LIBOR with adjusted term SOFR, adjusted daily simple SOFR or any relevant alternate rate selected by the note holders and the Company upon a benchmark transition event or early opt-in election.

The Company applied the IFRS 9 interest rate benchmark reform practical expedient for amendments required by the interest rate reform to the revolving-long term bank credit facility, term loan and related interest rate swap agreements.

The Company was in compliance with all financial covenants at July 3, 2022 and expects to maintain compliance with its covenants over the next twelve months, based on its current expectations and forecasts.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7. RESTRUCTURING AND ACQUISITION-RELATED COSTS (RECOVERY):

	Three months ended		Six months ended
	July 3, 2022	July 4, 2021	July 3, 2022	July 4, 2021
Employee termination and benefit costs	$–	$211	$584	$211
Exit, relocation and other costs	409	976	803	2,686
Net loss (gain) on disposal, write-downs, and accelerated depreciation of property, plant and equipment, right-of-use assets and computer software related to exit activities	1,143	428	(2,734)	183
Acquisition-related transaction costs	42	–	147	–
	$1,594	$1,615	$(1,200)	$3,080

Restructuring and acquisition-related recovery for the six months ended July 3, 2022 mainly related to a gain of $3.4 million on the sale of a former manufacturing facility in Mexico, partly offset by $1.1 million in accelerated depreciation of right-of-use assets and $0.6 million in employee termination and benefit costs related to the closure of a distribution center in the U.S.

Restructuring and acquisition-related costs for the six months ended July 4, 2021 mainly related to the completion of previously initiated restructuring activities.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8. OTHER INFORMATION:

(a) Depreciation and amortization:

	Three months ended		Six months ended
	July 3, 2022	July 4, 2021	July 3, 2022	July 4, 2021
Depreciation of property, plant and equipment	$25,843	$22,838	$51,345	$45,954
Depreciation of right-of-use assets	4,212	3,394	8,160	7,152
Adjustment for the variation of depreciation included in inventories at the beginning and end of the period	(2,593)	5,038	(3,431)	9,117
Amortization of intangible assets, excluding computer software	3,443	3,248	6,887	6,555
Amortization of computer software	1,383	1,350	2,783	2,716
Depreciation and amortization included in net earnings	$32,288	$35,868	$65,744	$71,494

Included in property, plant and equipment as at July 3, 2022 is $93.0 million (January 2, 2022 - $76.7 million) of buildings and equipment not yet available for use in operations. Included in intangible assets as at July 3, 2022 is $3.4 million (January 2, 2022 - $3.6 million) of software not yet available for use in operations. Depreciation and amortization on these assets commence when the assets are available for use.

Effective January 3, 2022, the Company revised the estimated useful life of certain Textile & Sewing manufacturing equipment based on a re-assessment of their expected use to the Company and recent experience of their economic life. These assets, which were previously being depreciated on a straight-line basis over 10 years, will be depreciated on a straight-line basis over 15 years. The change in estimate has been made on a prospective basis. For the year ending January 1, 2023, the change in estimate is expected to result in a reduction of depreciation included in net earnings of approximately $5 million.

As at July 3, 2022, the Company has approximately $242 million in commitments to purchase property and equipment, mainly related to manufacturing capacity expansion projects.

(b) Financial expenses, net:

	Three months ended		Six months ended
	July 3, 2022	July 4, 2021	July 3, 2022	July 4, 2021
Interest expense on financial liabilities recorded at amortized cost(1)	$4,969	$3,406	$8,744	$9,757
Bank and other financial charges	2,147	2,034	3,934	5,303
Interest accretion on discounted lease obligations	769	695	1,557	1,420
Interest accretion on discounted provisions	51	35	102	70
Foreign exchange (gain) loss	(586)	332	27	800
	$7,350	$6,502	$14,364	$17,350

(1) Net of capitalized borrowing costs of $0.4 million (2021 - $0.5 million) and $0.7 million (2021 - $0.9 million), respectively, for the three and six months ended July 3, 2022.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8. OTHER INFORMATION (continued):

(c) Related party transaction:

The Company incurred expenses for aircraft usage of $0.6 million (2021 - $0.7 million) and $1.5 million (2021 - $0.8 million) respectively, for the three and six months ended July 3, 2022, with a company controlled by the President and Chief Executive Officer of the Company. The payments made are in accordance with the terms of the agreement established and agreed to by the related parties. As at July 3, 2022, the amount in accounts payable and accrued liabilities related to the airplane usage was $0.6 million (January 2, 2022 - $0.3 million).

(d) Lease obligations:

The Company’s leases are primarily for manufacturing, sales, distribution, and administrative facilities.

The following table presents lease obligations recorded in the statement of financial position:

	July 3, 2022	January 2, 2022
Current	$14,598	$15,290
Non-current	92,020	93,812
	$106,618	$109,102

The following table presents the future minimum lease payments under non-cancellable leases (including short-term leases) as at July 3, 2022:

July 3, 2022
Less than one year	$19,684
One to five years	54,682
More than five years	55,470
$129,836

For the three and six months ended July 3, 2022, the total cash outflow for recognized lease obligations (including interest) was $5.3 million and $10.7 million (2021 - $4.7 million and $10.4 million), of which $4.5 million and $9.1 million (2021 - $4.0 million and $9.0 million), respectively, was included as part of cash outflows used in financing activities.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8. OTHER INFORMATION (continued):

(e) Cost of sales:

Included in cost of sales for the three and six months ended July 3, 2022 are the following items:

•	Net insurance gains of nil and $0.3 million respectively, for the three and six months ended July 3, 2022, related to the two hurricanes which occurred in Central America in November 2020. The net insurance gains reflected costs of $3.6 million and $8.0 million respectively, for the three and six months ended July 3, 2022, (mainly attributable to equipment repairs, and other costs and charges), which were more than offset by related accrued insurance recoveries of $3.6 million and $8.3 million respectively, for the three and six months ended July 3, 2022. The insurance gains primarily relate to accrued insurance recoveries at replacement cost value for damaged equipment in excess of the write-off of the net book value of property plant and equipment.

Since November 2020, the Company has recognized $221.0 million of accrued insurance recoveries, of which $200.0 million has been received as an advance ($50.0 million in December 2020, $50.0 million in March 2021, $50.0 million in June 2021 and $50.0 million in September 2021). As at July 3, 2022, $21.0 million of insurance recoveries receivable are recorded in prepaid expenses, deposits and other current assets in the consolidated statement of financial position.

The Company recognizes insurance recoveries for items that it has an unconditional contractual right to receive. The Company expects to recognize additional insurance recoveries as the insurance claim process progresses.

Included in cost of sales for the three and six months ended July 4, 2021 are the following:

•	A reduction of cost of sales related to pandemic government assistance for users of U.S. cotton of $0.4 million and $18.3 million respectively, for the three and six months ended July 4, 2021.

•	A net gain of $12.7 million and $18.9 million respectively, for the three and six months ended July 4, 2021, related to the two hurricanes which occurred in Central America in November 2020, consisting of accrued insurance recoveries of $28.1 million and $58.6 million respectively, partially offset by the following related costs totaling $15.4 million and $39.7 million respectively:

–	$2.0 million and $6.4 million of losses, respectively, on disposal of unrepairable equipment;

–	$13.2 million and $30.4 million, respectively, of equipment repairs, salary and benefits continuation for idle employees, and other costs; and

–	$0.2 million and $2.9 million, respectively, of unabsorbed salary, benefits, and overhead costs, including depreciation that resulted from production interruptions related to the two hurricanes.

QUARTERLY REPORT - Q2 2022 P.46

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9. FAIR VALUE MEASUREMENT:

Financial instruments – carrying amounts and fair values:

The carrying amounts and fair values of financial assets and liabilities included in the unaudited condensed interim consolidated statements of financial position are as follows:

	July 3, 2022	January 2, 2022
Financial assets
Amortized cost:
Cash and cash equivalents	$73,666	$179,246
Trade accounts receivable	460,771	329,967
Financial assets included in prepaid expenses, deposits and other current assets	72,191	69,995
Long-term non-trade receivables included in other non-current assets	257	390
Fair value through other comprehensive income:
Derivative financial assets included in prepaid expenses, deposits and other current assets	32,007	62,758
Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities(1)	499,508	436,073
Long-term debt - bearing interest at variable rates	615,000	400,000
Long-term debt - bearing interest at fixed rates(2)	200,000	200,000
Fair value through other comprehensive income:
Derivative financial liabilities included in accounts payable and accrued liabilities	5,159	4,328

(1) Accounts payable and accrued liabilities include $26.0 million (January 2, 2022 - $18.1 million) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby receivables due from the Company to certain suppliers can be collected by the suppliers from a financial institution before their original due date. These balances are classified as accounts payable and accrued liabilities and the related payments as cash flows from operating activities, given the principal business purpose of the arrangement is to provide funding to the supplier and not the Company, the arrangement does not significantly extend the payment terms beyond the normal terms agreed with other suppliers, and no additional deferral or special guarantees to secure the payments are included in the arrangement. Accounts payable and accrued liabilities also include balances payable of $22.2 million (January 2, 2022 - $48.8 million) resulting mainly from a one-week timing difference between the collection of sold receivables and the weekly remittance to our bank counterparty under our receivables purchase agreement that is disclosed in note 4 to these consolidated financial statements.

(2) The fair value of the long-term debt bearing interest at fixed rates was $202.8 million as at July 3, 2022 (January 2, 2022 - $212.2 million).

Short-term financial assets and liabilities

The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates, or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates

The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

QUARTERLY REPORT - Q2 2022 P.47

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9. FAIR VALUE MEASUREMENT (continued):

Long-term debt bearing interest at fixed rates

The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties.

Derivatives

Derivative financial instruments are designated as effective hedging instruments and consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company. As at July 3, 2022, the notional amount of TRS outstanding was 323,138 shares.

Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT - Q2 2022 P.48

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10. OTHER COMPREHENSIVE (LOSS) INCOME (“OCI”):

	Three months ended		Six months ended
	July 3, 2022	July 4, 2021	July 3, 2022	July 4, 2021
Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$7,127	$(585)	$9,243	$(1,101)
Commodity price risk	9,668	8,915	54,626	11,749
Interest rate risk	1,571	(719)	12,405	3,429
Income taxes	(71)	6	(92)	11
Amounts reclassified from OCI to inventory, related to commodity price risk	(32,581)	1,849	(65,170)	(7,025)
Amounts reclassified from OCI to net earnings, related to foreign currency risk, commodity price risk, and interest rate risk, and included in:
Net sales	(3,087)	2,139	(4,826)	3,759
Cost of sales	(6)	–	(6)	–
Selling, general and administrative expenses	(55)	(559)	(41)	(1,017)
Financial expenses, net	(2,022)	301	(2,430)	1,666
Income taxes	50	(21)	71	(46)
Other comprehensive (loss) income	$(19,406)	$11,326	$3,780	$11,425

The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the three and six months ended July 3, 2022 and for the three and six months ended July 4, 2021. The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the three and six months ended July 3, 2022 and for the three and six months ended July 4, 2021. No ineffectiveness has been recognized in net earnings for the three and six months ended July 3, 2022 and for the three and six months ended July 4, 2021.

As at July 3, 2022, accumulated other comprehensive income of $68.6 million consisted of net deferred gains on commodity forward, option, and swap contracts of $54.3 million, net deferred gains on interest rate swap contracts of $9.8 million, and net deferred gains on forward foreign exchange contracts of $4.5 million. Approximately $62.1 million of net gains presented in accumulated other comprehensive income are expected to be reclassified to inventory or net earnings within the next twelve months.

QUARTERLY REPORT - Q2 2022 P.49

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Six months ended
	July 3, 2022	July 4, 2021	July 3, 2022	July 4, 2021
Net earnings - basic and diluted	$158,241	$146,442	$304,604	$244,983
Basic earnings per share:
Basic weighted average number of common shares outstanding	185,506	198,464	187,425	198,441
Basic earnings per share	$0.85	$0.74	$1.63	$1.23
Diluted earnings per share:
Basic weighted average number of common shares outstanding	185,506	198,464	187,425	198,441
Plus dilutive impact of stock options, Treasury RSUs and common shares held in trust	363	586	627	363
Diluted weighted average number of common shares outstanding	185,869	199,050	188,052	198,804
Diluted earnings per share	$0.85	$0.74	$1.62	$1.23

Excluded from the above calculation for the three months ended July 3, 2022 are 1,132,737 stock options (2021 - nil) and 25,614 Treasury RSUs (2021 - nil) which were deemed to be anti-dilutive. Excluded from the above calculation for the six months ended July 3, 2022 are nil stock options (2021 - 1,132,737) and 25,614 Treasury RSUs (2021 - nil) which were deemed to be anti-dilutive.

12. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a) Adjustments to reconcile net earnings to cash flows from (used in) operating activities - other items:

	Three months ended		Six months ended
	July 3, 2022	July 4, 2021	July 3, 2022	July 4, 2021
Deferred income taxes	$–	$2,369	$4,000	$3,569
Unrealized net (gain) loss on foreign exchange and financial derivatives	(582)	4	(847)	(5,176)
Other non-current assets	744	(45)	1,030	826
Other non-current liabilities	1,378	1,698	(73)	(1,063)
	$1,540	$4,026	$4,110	$(1,844)

QUARTERLY REPORT - Q2 2022 P.50

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

12. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(b) Variations in non-cash transactions:

	Three months ended		Six months ended
	July 3, 2022	July 4, 2021	July 3, 2022	July 4, 2021
Dividend payable	$(31,451)	$–	$–	$–
Shares repurchased for cancellation included in accounts payable and accrued liabilities	971	–	(2,445)	–
Additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	4,723	3,465	10,911	4,519
(Proceeds) loss on disposal of property, plant and equipment and computer software included in other current assets	(53)	105	(55)	–
Additions (lease modifications) to right-of-use assets included in lease obligations	6,142	(164)	7,430	(164)
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	–	639	4,582	2,617
Deferred compensation credited to contributed surplus	–	–	(2,110)	(2,197)
Non-cash ascribed value credited to contributed surplus for dividends attributed to restricted share units	742	315	742	315

(c) Changes in non-cash working capital balances:

	Three months ended		Six months ended
	July 3, 2022	July 4, 2021	July 3, 2022	July 4, 2021
Trade accounts receivable	$(2,806)	$(74,493)	$(133,154)	$(146,945)
Income taxes	(5,706)	2,589	(2,441)	5,671
Inventories	(78,919)	10,676	(193,235)	(1,820)
Prepaid expenses, deposits and other current assets	3,495	16,569	9,425	(4,442)
Accounts payable and accrued liabilities	59,616	66,119	58,774	65,322
	$(24,320)	$21,460	$(260,631)	$(82,214)

QUARTERLY REPORT - Q2 2022 P.51

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13. CONTINGENT LIABILITIES:

Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

14. DISAGGREGATION OF REVENUE:

Net sales by major product group were as follows:

	Three months ended		Six months ended
	July 3, 2022	July 4, 2021	July 3, 2022	July 4, 2021
Activewear	$757,813	$597,111	$1,425,073	$1,081,722
Hosiery and underwear	137,768	150,042	245,379	255,016
	$895,581	$747,153	$1,670,452	$1,336,738

Net sales were derived from customers located in the following geographic areas:

	Three months ended		Six months ended
	July 3, 2022	July 4, 2021	July 3, 2022	July 4, 2021
United States	$796,074	$641,254	$1,477,894	$1,148,074
Canada	31,444	25,149	61,638	47,743
International	68,063	80,750	130,920	140,921
	$895,581	$747,153	$1,670,452	$1,336,738

15. EVENTS AFTER THE REPORTING PERIOD:

The Company received approval from the Toronto Stock Exchange (TSX) to renew its normal course issuer bid (NCIB) program commencing on August 9, 2022, to purchase for cancellation a maximum of 9,132,337 common shares, representing 5% of the Company's issued and outstanding common shares.

The Company is authorized to make purchases under the bid during the period from August 9, 2022 to August 8, 2023. The Company may purchase up to a maximum of 145,769 common shares daily through TSX facilities.

QUARTERLY REPORT - Q2 2022 P.52